Exhibit 1

Members of the Group Pursuant to Item 8.

Pursuant to Item 8 of this Schedule 13G, the members of the group with respect to the common stock owned of record by Partnership are Mr. Green, Mrs. Green, and Partnership, and the members of the group with the respect to the common stock owned of record by Mrs. Green are Mr. Green and Mrs. Green.  Partnership is the record owner of 971,273 shares of common stock, and Mrs. Green is the record owner of 249,468 shares of common stock.